Exhibit 1.01
Energy Recovery Inc.
Conflict Minerals Report
For The Calendar Year Ended December 31, 2023

Introduction

For the year ended December 31, 2023, Energy Recovery, Inc. (the “Company”, “Energy Recovery”, “our”, “us”, or “we”), in good faith, has conducted a reasonable country of origin inquiry (“RCOI”) of our products using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). This report is presented to comply with Rule 13p-1 under The Securities Exchange Act of 1934, as amended (the “Rule”), as adopted by the Securities and Exchange Commission (the “SEC”).

The term “conflict minerals” is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (the “DRC”) or any adjoining country that shares an internationally recognized border with the DRC (collectively known as the “Covered Countries”).

The scope of the survey was to determine whether any of the conflict minerals contained in our products originated in the Covered Countries as defined by the Rule.

Based on the analysis of our products and suppliers, we concluded that some of our products contain one or more of the 3TGs and that these minerals are necessary to the product’s functionality or production. Consequently, the products we manufacture are subject to the reporting obligations of the Rule.

Company Overview

We are a trusted global leader in energy efficiency technology. We design and manufacture reliable, high-performance solutions that provide cost savings through improved energy efficiency in commercial and industrial processes, with applications across several industries. With a strong foundation in the desalination industry, we have delivered transformative solutions that help our customers optimize their operations and reduce their energy consumption. We believe that our customers do not have to sacrifice quality and cost savings for sustainability; and we are committed to developing solutions that drive long-term value from a technical, financial, and environmental perspective.

Our solutions are marketed and sold under the trademarks PX®, Pressure Exchanger®, PX Pressure Exchanger®, Ultra PX™, PX G1300™, AT™, and AquaBold™. Our solutions are owned, manufactured, and/or developed, in whole or in part, in the United States of America (“U.S.”).

Product Overview

Based on our analysis of our products, we concluded that adapters, spiral rings, nuts, pump bases, fittings, and connectors used in our PX Pressure Exchangers, PX G1300, AquaBold and other pumps, and turbochargers contain hastelloy and/or welded carbon steel, which may contain tungsten. As part of the data collection process, we reviewed CMRTs of our suppliers and determined that certain of our suppliers claimed the use of all 3TG metals.

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Conflict Minerals Policy

We are committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and plan to procure our products from conflict-free sources. We have considered the rule’s requirements along with related guidance from the Organization for Economic Cooperation and Development (the “OECD”), and we expect our suppliers to comply with the Code of Conduct of the Responsible Business Alliance (the “RBA”, formerly the “Electronic Industry Citizen Coalition,” or the “EICC”) and conduct their businesses in alignment with our expectations of supply chain responsibility. Our policy is available online at https://ir.energyrecovery.com/websites/energyrecover/English/6300/corporate-governance.html.

In support of this policy, we:

•Exercise due diligence with suppliers of products containing or expected to contain 3TGs consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, which the OECD defines as areas identified by the presence of armed conflict, widespread violence or other risks of harm to people, and encourage our suppliers to do likewise with their suppliers.
•Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm that the 3TGs in our supply chain are procured from conflict-free sources.
•Collaborate with our suppliers and others through a third-party service provider, Assent, Inc. (the “Vendor” or “Assent”), on industry-wide solutions to enable products that are DRC conflict-free.

Reasonable Country of Origin Inquiry

We currently procure components from the following major types of suppliers:

•Manufacturer or direct supplier;
•Contract manufacturer producing items to match specifications and standards set by us; or
•Distributor or reseller of manufactured components for other manufacturers.
With the assistance of the Vendor, we conducted a good faith RCOI regarding the 3TGs in materials, components, and finished goods supplied to us, including the steps discussed below.

Utilizing version 6.31 or higher of RMI’s CMRT, we reached out to 15 of our active and secondary suppliers who may potentially supply 3TG to collect information regarding the presence and sourcing of 3TGs in their products that they provide to us. The 15 suppliers were asked whether their products contained 3TGs. If any of the suppliers responded affirmatively, a secondary questionnaire was sent to these suppliers to identify the smelters, refiners, and country of origin information for the 3TGs in products that they supplied to us. We followed up with unresponsive suppliers through a defined process of automated and one-to-one emails, including offering assistance and further information to suppliers about the requirements of the Act and our Conflicts Mineral Program (our “CMP”). If, after these outreach efforts, a supplier still did not respond to the survey, we directly contacted the supplier for a response. For the calendar year ended December 31, 2023, all 15 suppliers responded to the questionnaire, or follow-up emails or calls.

Our CMP includes automated data validation on all submitted CMRTs via the Vendor’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers were contacted with regards to invalid forms and were encouraged to resubmit a valid form.

For suppliers who responded that the materials or goods they supplied to us did not contain 3TGs, our Director of Supply Management and the Vendor verified the responses, and only after such verification were these suppliers removed from the survey process.

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In order to evaluate the remaining suppliers who responded that the materials or good they supplied may contain 3TGs, the Vendor compiled a list of 13 verified, unique smelters or refiners, including information regarding associated countries of origin (the “unique smelter list”). This list was determined by comparing supplier responses to the list of smelters and refiners maintained by the RMI. The Vendor performed due diligence on the unique smelter list that were known to have sourced from the DRC, reasonably believed to have sourced from the DRC, or that had unknown sourcing. In the event that a supplier declared that a facility was certified as conflict-free, the Vendor confirmed that the facility was listed on the RMI’s list of conformant conflict-free smelters and refiners.

Results of our RCOI

As of the date of this filing, based on our supplier responses to our survey and our analysis of such responses as they apply to the calendar year ended December 31, 2023, none of our active and secondary suppliers had an indeterminable DRC sourcing status. If we had any active or secondary supplier whose DRC sourcing was undeterminable, we would have performed additional due diligence procedures for the purpose of determining the status of our products as it pertains to the source and chain of custody of any such conflict minerals.

Exercise Due Diligence on the Source and Chain of Custody of Our Conflict Minerals

We are required to exercise due diligence on the source and chain of custody of conflict minerals and to follow a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the 2nd Edition of the OECD Due Diligence Guidance for Responsible Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), which is a nationally or internationally recognized due diligence framework, and the related supplements for 3TGs. We have adopted and communicated our conflict mineral policy to our suppliers and customers, as well as implemented RCOI to our new and existing suppliers. In addition, there are programs in place to encourage our suppliers to source from RMI conformant smelters.

Consistent with the OECD Guidance, the design of our due diligence has the following features:

1.0Establish strong company management systems
2.0Identify and assess risks in the supply chain
3.0Design and implement a strategy to respond to identified risks
4.0Carry out independent third-party audit of smelter/refiner’s due diligence practices
5.0Report annually on supply chain due diligence

These features are discussed in detail below.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of 3TGs, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TGs. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

We also anticipate the need to rely, to a large extent, on information collected and provided by independent third-party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

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Brief description of due diligence measures taken

1.0    Strong Company Management Systems:

Internal Team
We established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Committee and an Executive Management Oversight Committee. The Conflict Minerals Committee is composed of our Sr. Director, SEC Reporting; and Director of Supply Management. Our Executive Management Oversight Committee is composed of our Chief Financial Officer; Chief Legal Officer; Vice President, Operations; and Vice President, Corporate Controller. Our Conflict Minerals Committee, supported by a team of subject matter experts from relevant functions such as purchasing, engineering, finance, and legal, is responsible for implementing our conflict mineral compliance policy and strategy. The Executive Management Oversight Committee is briefed about the results of our due diligence efforts periodically.

Control Systems
Controls include, but are not limited to, our Code of Business Conduct and Ethics, our Conflict Minerals Policy, regular monitoring of changes in applicable laws, regulations, and guidance, whistleblower mechanisms, regular training of key employee groups, and if warranted, on-site visits and audits of our active suppliers. Our Conflict Minerals Policy related to our sourcing of 3TGs is posted on our website at “https://ir.energyrecovery.com/websites/energyrecover/English/6300/corporate-governance.html,” within the “Governance Documents” section under “Corporate Governance.”

We offer training, through our Vendor, to all compliance team members and have developed training materials for our suppliers to enable them to comply with the conflict minerals compliance and reporting process and also with our policies.

We continue to place a stronger emphasis on supplier education and training. To accomplish this, we have, and continue to, utilize our Vendor’s learning management system. In addition, we have directed all in-scope suppliers to our Vendor’s conflict minerals training courses and publicly available training materials.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we have utilized the CMRT version 6.31 or higher and a third-party vendor’s software reporting tool for collecting the applicable information from our supply base. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.

We have also communicated with suppliers potentially affected by our Conflict Minerals Policy (our “CMP”) and compliance efforts, as identified through our RCOI process, our expectation that they assist us in complying with our efforts related to our CMP. This includes obtaining information to support the chain of custody of the 3TG identified in our products. We have provided suppliers access to our CMP through the website above or upon request.

Grievance Mechanism
We maintain several methods in which employees or third parties may notify us of potential issues with our CMP, including an anonymous employee hotline, email resources (both internally and on our website), direct phone numbers, and an open-door policy. Violations or grievances at the industry level can be reported to the RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/.

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Maintain records
We maintain Company-wide document retention policies. These policies extend to the documentation accumulated in performing our 3TG due diligence procedures and requires that documentation be retained for a period of five years.

2.0    Identification and Assessment of Risks in the Supply Chain:

We made reasonable efforts to identify suppliers that provide products that may potentially contain conflict minerals by conducting a supply chain survey through the use of the CMRT. By way of the CMRT, we requested suppliers to identify smelters and refiners and country of origin information for the 3TGs in products that they supply to us. We followed up with suppliers that did not respond to the CMRT by requesting their responses multiple times. We then compared any smelters or refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the RMI’s Responsible Minerals Assurance Process (the “RMAP”). We also reviewed the responses to identify red flags for further follow-up and to identify any key risks to our supply chain.

It is important to note that we have relied on supplier responses to provide us with the information about the source of 3TGs contained in the parts and components they supply to us. Similarly, our direct suppliers also rely on information provided by their suppliers. This chain of information creates a level of uncertainty and risk related to the accuracy of the information. We will continue to monitor, adapt, and modify our due diligence practices to conform to the recognized industry best practices.

In accordance with OECD guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Each facility that meets the RMI definition of a smelter or refiner of a 3TG mineral is assessed according to red flag indicators defined in the OECD Guidance. The Vendor uses the following factors to determine the level of risk that each smelter or refiner poses to the supply chain:

1.Geographic proximity to the DRC and Covered Countries;
2.RMAP audit status;
3.Credible evidence of unethical or conflict sourcing;
4.Known mineral source country of origin; and
5.Peer assessments conducted by credible third-party sources.

As part of our risk management plan under the OECD Guidance, if these facilities were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through the Vendor, submissions that include any of the above facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to us, and escalating up to removal of these high-risk smelters from our supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. If necessary, suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from non-conflict free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that supplier on their CMRT.

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Additionally, suppliers are evaluated on their conflict minerals program strength (further assisting in identifying risk in the supply chain). Many companies continue to be in the middle of their smelter identification process and still have “unknown” as their reply. It has been decided that penalizing or failing them for working through the process is likely not the best approach and it does not meet the goals or spirit of the Rule. However, evaluating and tracking the strength of the supplier’s conflict minerals program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the supplier’s conflict minerals program progresses. The criteria used to evaluate the strength of the supplier’s conflict minerals program are the following questions from the CMRT:

A.    Have you established a conflict minerals sourcing policy?
C.    Do you require your direct suppliers to source 3TG from validated smelters?
D.    Have you implemented responsible sourcing due diligence measures for conflict-free sourcing?
F.    Do you review due diligence information received from your suppliers against your company’s expectations?
G.    Does your review process include corrective action management?

When suppliers meet or exceed the above criteria, by answering yes to all five questions, they are deemed to have a strong conflict minerals program. When suppliers do not meet those criteria, they are deemed to have a weak conflict minerals program. We store all of this information and will continue to assess our suppliers’ conflict minerals program strength and monitor any improvements or changes.

3.0    Strategic Response to Identified Risks:

We have implemented a risk mitigation response plan to monitor and track suppliers, smelters, and refiners identified as not meeting the requirements set forth in our CMP or contractual requirements to determine their progress in meeting those requirements. We continuously make every reasonable effort to encourage suppliers who are sourcing from non-conformant smelters or refiners to move towards using conformant facilities.

If a supplier fails to remedy the risks identified by our compliance risk assessment, the Conflict Minerals Committee escalates the risk to the Executive Management Oversight Committee to determine whether to approve or reject the supplier based on the following factors: a cost and benefit analysis; potential risk factors; any existing competitive bids; and whether the supplier is our single source of supply. If the Executive Management Oversight Committee decides to continue the business relationship due to inherent limitations of the supply chain, we use reasonable efforts to follow up with the supplier for its corrective plan and encourage the supplier to work with conflict-free smelters. We also provide periodic compliance updates or reports to the Executive Management Oversight Committee with oversight of the Conflict Minerals Committee summarizing our risk mitigation efforts.

4.0    Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices:

We do not have a direct relationship with 3TG metal smelters and refiners, and therefore we are not able to perform direct audits of those entities that provide the 3TG metals to our supply chain. We do, however, rely upon industry efforts, including the RMI, to influence smelters and refiners to become audited and certified through RMI’s RMAP program. We rely upon the summary audit reports for the compliance status of smelters generated by the RMI program to validate the responses received from our suppliers to our RCOI process and to address red flags identified in Step 2 above. We believe our efforts adequately address this requirement in the OECD Guidance.

5.0    Annual Report on Supply Chain Due Diligence:

We have publically filed Form SD and the Conflict Minerals Report with the SEC. In addition to this report, our CMP is posted on our website at “https://ir.energyrecovery.com/websites/energyrecover/English/6300/corporate-governance.html” within the “Governance Documents” section under “Corporate Governance.”

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We have also considered impacts from the European Union Conflict Minerals Rule when disclosing details with regards to due diligence efforts. We will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of a public report.

Results of due diligence measures taken

We are committed to continuing the use of our supply chain due diligence processes, leveraging the industry standard RMI program, and the ongoing update of our supplier RCOI information as we continue to develop additional transparency into our supply chain. As of the date of this filing, based on the performance of our due diligence procedures for the calendar year ended December 31, 2023, we were able to accurately trace and identify the source mine, country of origin, and chain of custody of all of the 3TGs which are necessary to the functionality or production of our products, or determine whether such 3TGs are sourced from conflict-free sources for all of our products.

Supply Chain Outreach Results

Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten and gold. Following the industry standard process, CMRTs are sent to and requested from suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by us for the 2023 reporting year.

Number of In-Scope Suppliers	Change in In-Scope Suppliers from Prior Year	Response Rate	Valid Response Rate
15	4	100%	100%

Efforts to Determine the Mine or Location of Origin of the Conflict Minerals in our Products

Tracing materials back to their mine and source country of origin is a complex endeavor, but an important aspect of responsible sourcing. To help establish our supply chain sourcing programs, we have followed currently established industry guidelines, such as those specified by the RMAP program that will enable companies to source minerals from conflict-free sources.

After a review and analysis of all of our products and suppliers, with the assistance of the Vendor, 13 smelters or refiners were identified and verified. See Appendix A for the smelter list. All of the 13 verified smelters are conformant with RMAP and are considered conflict-free by the RMI. There were no smelters that are non-conformant.

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Steps to Mitigate Risk

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our CMP and related due diligence. As we further develop our CMP and procedures, we intend to take the following steps to mitigate the risk that any of the 3TGs contained in our products could benefit armed groups in the Covered Countries. These may include, but are not limited to the following:

•Engage with suppliers and direct them to training resources, including increasing the number who utilize our third-party vendor’s learning management system, to attempt to increase our response rate and improve the content of responses to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of 3TGs with the greatest specificity possible;
•Engage suppliers and encourage them to provide responses at the product level;
•Implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities; and
•Engage any of our suppliers found to be supplying us with 3TGs from sources that support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.

Conflict Minerals Report

The Conflict Minerals Report for the calendar year ended December 31, 2023, filed herewith as Exhibit 1.01, is available on our website at “https://ir.energyrecovery.com/websites/energyrecover/English/6300/corporate-governance.html” within the “Governance Documents” section under “Corporate Governance.”
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Appendix A

Metal	Standard Smelter Name	Smelter Facility Location	Smelter ID
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914
Tantalum	NPM Silmet AS	Estonia	CID001200
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China	CID001522
Tantalum	TANIOBIS Co., Ltd.	Thailand	CID002544
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002550
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	China	CID003583
Tin	Tin Technology & Refining	United States Of America	CID003325
Tungsten	A.L.M.T. Corp.	Japan	CID000004
Tungsten	Kennametal Huntsville	United States Of America	CID000105
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	CID002513
Tungsten	China Molybdenum Tungsten Co., Ltd.	China	CID002641

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